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THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct

April 26, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley and Megan Miller

Re:	PennantPark Investment Corporation
Pre-Effective Amendment No. 1 to Registration Statement on Form N-2
File Number 333-230014

Ladies and Gentlemen:

On behalf of PennantPark Investment Corporation, a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to a telephone call on April 15, 2019 between Megan Miller of the Staff and Stephen Pratt of Dechert LLP, outside counsel to the Company, regarding Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (Registration No. 333-230014) (as amended, the “Registration Statement”) and the prospectus included therein.

For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

ACCOUNTING COMMENTS

1.

With respect to the Senior Securities table, please supplementally explain why the asset coverage was calculated using the fair value of senior securities. Please refer to the November 17, 2015 AICPA Expert Panel Meeting Minutes.

Response:

The Company hereby acknowledges the Staff’s comment. The Company has historically calculated asset coverage in the Senior Securities table using the fair value of senior securities based on prior discussions with the Staff. The Company will calculate asset coverage for future periods included in the Senior Securities table based on par, not fair value.

Supplementally, enclosed as Exhibit A is an updated Senior Securities table showing all asset coverage calculations based on par.

2.	Please explain when the make-whole premium will be recorded on the Company’s books and records.

United States Securities and Exchange Commission April 26, 2019 Page 2

Response:

The Company hereby acknowledges the Staff’s comment. The Company redeemed 100% of its $250.0 million aggregate principal amount of 4.500% notes due 2019 (the “2019 Notes”) on March 4, 2019. Pursuant to the indenture governing the 2019 Notes, the make-whole premium payable upon redemption of the 2019 Note could not be calculated until immediately prior to such redemption. Accordingly, the make-whole premium was recorded on the Company’s books and records at that time when it was both certain and determinable and will be reflected in the Company’s quarterly financial statements for the fiscal quarter ending March 31, 2019. Supplementally, the Company notes that the redemption of the 2019 Notes was funded in part with proceeds from a new credit facility which was approved by the Company’s board of directors and closed in February 2019.

3.

The Staff notes ASU 2016-01 requires entities to disclose the changes in fair value attributable to instrument-specific credit risk of liabilities for which the fair value option is elected in other comprehensive income. Please supplementally explain why no disclosure was deemed necessary for the positions in which the fair value option was elected. Please refer to the September 19, 2017 AICPA Expert Panel Meeting Minutes.

Response:

The Company hereby acknowledges the Staff’s comment and supplementally confirms that it considered ASU 2016-01 and the September 19, 2017 AICPA Expert Panel Meeting Minutes for liabilities recorded at fair value on its balance sheet. The Company respectfully submits that, although the Company marks its liabilities considering instrument specific risks, changes in instrument specific-risks were immaterial for the periods covered. The Company will continue to monitor instrument-specific risks going forward and make appropriate disclosures pursuant to ASU 2016-01 and the September 19, 2017 AICPA Expert Panel Meeting Minutes to the extent applicable.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Arthur H. Penn, PennantPark Investment Advisers, LLC

Aviv Efrat, PennantPark Investment Corporation

Exhibit A

SENIOR SECURITIES

Class and Year	Total Amount Outstanding(1)	Asset Coverage per Unit(2),(3)	Average Market Value Per Unit(4)
Credit Facility, 2019 Notes and 2025 Notes
Fiscal 2019 (As of December 31, 2018, unaudited)	$424,136	$2,434	N/A
Fiscal 2018	$330,520	$2,898	N/A
Fiscal 2017	$329,393	$2,971	N/A
Fiscal 2016	$371,590	$2,717	$24.68
Fiscal 2015	$458,114	$2,561	$25.13
Fiscal 2014	$376,476	$3,200	$24.51
Fiscal 2013	$216,750	$4,205	$24.79
Fiscal 2012	$145,000	$5,615	N/A
Fiscal 2011	$240,900	$2,912	N/A
Fiscal 2010(5)	$247,600	$2,505	N/A
Fiscal 2009	$225,100	$2,115	N/A

(1)	Total cost of each class of senior securities outstanding at the end of the period presented in thousands (000s).

(2)

The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(3)	These amounts exclude SBIC LP’s SBA debentures from our total amount outstanding and asset coverage per unit computation pursuant to an exemptive relief letter provided by the SEC in June 2011.

(4)

The average market value per unit is derived based on the monthly average closing price of the 2025 Notes trading on NYSE under the symbol “PNTA” since issuance, which were issued in increments of $25 per unit. On June 29, 2017, the 2025 Notes were redeemed in full and no amounts were outstanding as of December 31, 2018.

(5)	This amount includes SBIC LP’s SBA debentures in the total amount outstanding and our asset coverage per unit computation.